Exhibit 4.4

Summary of Papa John’s International, Inc. Deferred Compensation Plan

The Papa John’s International, Inc. Deferred Compensation Plan (the “Plan”) is a nonqualified deferred compensation plan, with eligibility limited to a select group of management or highly compensated employees (within the meaning of ERISA) who are specifically designated as eligible to participate by our Chief Executive Officer or another officer authorized to make those determinations, and members of our Board of Directors.

Participants can defer up to 100% of their base salary and up to 100% of their short-term incentive award payments into the Plan each calendar year (the “plan” year).  For benchmarking purposes, the Plan provides that participant accounts are deemed to be invested in one or more publicly traded mutual funds or our common stock.  Participants may direct the investment of their accounts among the options made available under the Plan, and can change their investment options (except notional company stock) on any business day.  Deferral elections may be changed once per calendar year, generally in December, and such changes are effective for compensation earned in the next following year.

Participants may elect, prior to the beginning of the plan year, to transfer an amount of that year’s deferrals equal to the maximum allowable 402(g) deferral for the year into their 401(k) account.  This transfer is made via a 401(k) wrap transfer feature, and takes place early in the following year.  In addition, the Company matches the amounts transferred (plus any deferrals up to the 402(g) limit that could not be transferred due to IRS limitations that apply to the 401(k) Plan) by the same discretionary match percentage announced for the 401(k) Plan for the plan year.